SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: 5 August 2011
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☐          Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐          No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         ..)
Enclosed:
News Release

August 3, 2011
Ivanhoe Mines, CEO Robert Friedland and management team
recognized with Dealmaker of the Year award
by Australia’s leading mining forum
KALGOORLIE, AUSTRALIA — Ivanhoe Mines, its Chief Executive Officer and founder Robert Friedland and the company’s management team have been awarded Dealmaker of the Year honours by Australia’s Diggers and Dealers Mining Forum. The award recognizes Ivanhoe Mines’ ongoing development of the Oyu Tolgoi Project in Mongolia and 62%-owned subsidiary Ivanhoe Australia’s development of its Cloncurry projects in the Australian state of Queensland.
The award was presented before 1,500 delegates today at the close of the organization’s 19th annual mining conference in Kalgoorlie, a historic mining town in Western Australia’s mineral-rich outback region.
Presenting the award to Mr. Friedland, Diggers and Dealers Chairman Barry Eldridge noted some of the Ivanhoe Mines’ successes in discovering and developing mineral projects in the Asia Pacific region.
“Developing any project has many implications for companies, but developing world-class assets in frontier regions has the most intriguing issues associated with logistics, regulations, market influences, financing, innovation and access to appropriate expertise,” Mr. Eldridge said in the forum’s citation.
“Developing the Oyu Tolgoi copper-gold project and the Ovoot Tolgoi coal project in Mongolia would have tested the corporate skills of most companies. Certainly, most companies would have been intimidated by the issues that confronted them and invited a ‘big brother’ to take management control and would have ceded project equity control to allow the project to be developed.
“Ivanhoe has managed to retain full project equity. It did invite a ‘big brother’ to the table, but through the entrepreneurial skills of Robert and his team, Rio (Tinto) took equity in Ivanhoe rather than direct project equity, allowing shareholders of Ivanhoe to participate fully in project development rather than being diluted out of the main game.”
Rio Tinto presently holds a 46.5% interest in Ivanhoe Mines. The Mongolian government acquired a 34% interest in the Oyu Tolgoi Project in 2010; Ivanhoe Mines now holds the remaining 66% interest.
Mr. Eldridge said that just the logistics associated with managing a major project in a remote region, extreme weather conditions, delicate government relationships and financing would have merited the award.
“Maintaining focus on the main game was essential, but the Ivanhoe group has also managed to develop one of the major, emerging copper-gold regions around Cloncurry, in Queensland, through spinning assets into a separate company while retaining a 62% equity interest in the new company.
“This has allowed (Ivanhoe Mines) to fully exploit all of the corporate opportunities, provided shareholders with the ability to maintain a substantial equity interest in all assets and be focused on the main game of unlocking the potential of all assets.

“We believe that Ivanhoe and Robert and the management team deserve solid recognition for managing some of the more interesting asset development logistics our industry has seen for many years.”
Mr. Friedland, who has been a frequent speaker at the annual Diggers and Dealers conferences, noted that Australian executives were playing important roles in the development of the company’s projects.
He told delegates at the awards ceremony: “Remember that if you don’t grow it, you have to mine it. And what you are doing when you are providing so much of the world’s raw materials is you are building the building block for a much better society all over the world. You are reducing the price of real things, you are providing things that people need all over Asia and all over the rest of the world.”
The Diggers and Dealers Mining Forum is the Australian industry’s largest annual gathering. Award recipients are selected by an independent panel of mining and finance sector representatives.
About Ivanhoe Mines
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold-silver mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 62% interest in Ivanhoe Australia (TSX & ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Information contacts
Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.331.9830

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: 5 August 2011	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary